FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of December 2007

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



Dedember 7, 2007


--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Interim Consolidated Financial Statements
For the six months ended September 30, 2007

This is an English translation of the Interim Securities Report (Hanki Hokokusho) for the six months ended September 30, 2007 pursuant to the Securities and Exchange Law of Japan.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
September 30, 2006, 2007 and March 31, 2007


ASSETS                                                                       Millions of Yen
--------------------------------------------------------------------------------------------
                                        September 30, 2006 September 30, 2007 March 31, 2007
--------------------------------------------------------------------------------------------

Current Assets:
   Cash and cash equivalents                  203,876            190,136          255,737
   Time deposits                                1,512              1,195            1,417
   Marketable securities                          171                228              177
   Trade receivables-
     Notes                                     76,029             60,828           66,474
     Accounts                                 390,985            462,849          450,231
     Less- Allowance for doubtful
       receivables                            (17,036)           (16,943)         (16,555)
   Current maturities of long-term
     finance receivables, net                 192,741            197,286          193,087
   Inventories-
     Finished goods                           112,440            125,015          113,379
     Work in process and raw
       materials                               72,301             78,288           70,975
   Deferred income taxes and other             59,706             65,582           65,170
--------------------------------------------------------------------------------------------
       Total current assets                 1,092,725          1,164,464        1,200,092
--------------------------------------------------------------------------------------------

Property, Plant and Equipment, at
  cost:
   Land                                        46,744             46,924           47,007
   Buildings                                  221,988            232,662          227,900
   Machinery and equipment                    612,801            614,086          636,577
   Construction in progress                    10,889              9,972           12,512
--------------------------------------------------------------------------------------------
       Total                                  892,422            903,644          923,996
   Less- Accumulated depreciation            (633,631)          (641,941)        (659,328)
--------------------------------------------------------------------------------------------
       Net property, plant and
         equipment                            258,791            261,703          264,668
--------------------------------------------------------------------------------------------

Investments and Other Assets:
   Long-term finance receivables,
     net                                      424,184            442,128          435,874
   Investment securities                       32,107             74,169           74,836
   Investments in and advances to
     affiliates                                54,623             15,999           15,608
   Goodwill                                    51,888            108,818           72,048
   Other intangible assets                     75,536            132,505           81,925
   Lease deposits and other                   101,120            100,059           98,355
--------------------------------------------------------------------------------------------
       Total investments and other
         assets                               739,458            873,678          778,646
--------------------------------------------------------------------------------------------
Total                                       2,090,974          2,299,845        2,243,406
--------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' INVESTMENT                                     Millions of Yen
--------------------------------------------------------------------------------------------
                                        September 30, 2006 September 30, 2007 March 31, 2007
--------------------------------------------------------------------------------------------

Current Liabilities:
   Short-term borrowings                       89,404            107,678           91,673
   Current maturities of long-term
     indebtedness                             121,607             67,438           87,174
   Trade payables-
     Notes                                     25,311             25,026           25,000
     Accounts                                 294,705            352,028          342,211
   Accrued income taxes                        36,692             31,044           46,194
   Accrued expenses and other                 134,111            149,916          143,360
--------------------------------------------------------------------------------------------
       Total current liabilities              701,830            733,130          735,612
--------------------------------------------------------------------------------------------

Long-term Liabilities:
   Long-term indebtedness                     182,713            245,379          236,801
   Accrued pension and severance costs         96,637             99,221           99,028
   Deferred income taxes                       52,890             48,398           44,183
--------------------------------------------------------------------------------------------
       Total long-term liabilities            332,240            392,998          380,012
--------------------------------------------------------------------------------------------

Minority Interests                             54,956             59,146           56,869
--------------------------------------------------------------------------------------------

Commitments and Contingent Liabilities
  (Note 6)


Shareholders' Investment:
   Common stock;
     Authorized - 1,500,000,000 shares
       as of September 30, 2006,
       September 30, 2007 and
       March 31, 2007
     Issued - 744,912,078 shares as of
       September 30, 2006,
       September 30, 2007 and
       March 31, 2007                         135,364            135,364          135,364
   Additional paid-in capital                 186,451            186,457          186,454
   Retained earnings                          702,211            793,613          752,398
   Accumulated other comprehensive
     income (loss)                              9,331             29,895           26,998
   Treasury stock at cost; 15,309,383
     shares, 15,091,026 shares and
     14,924,405 shares as of
     September 30, 2006, September 30,
     2007 and March 31, 2007,
     respectively                             (31,409)           (30,758)         (30,301)
--------------------------------------------------------------------------------------------
       Total shareholders' investment       1,001,948          1,114,571        1,070,913
--------------------------------------------------------------------------------------------
Total                                       2,090,974          2,299,845        2,243,406
--------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the Half Years Ended September 30, 2006, 2007 and Year Ended March 31, 2007

                                                                             Millions of Yen
--------------------------------------------------------------------------------------------
                                         Half year ended    Half year ended     Year ended
                                        September 30, 2006 September 30, 2007 March 31, 2007
--------------------------------------------------------------------------------------------
Net Sales:
   Products                                   553,208            632,870        1,189,548
   Post sales and rentals                     378,629            400,060          768,965
   Other revenue                               55,085             55,443          110,412
--------------------------------------------------------------------------------------------
       Total                                  986,922          1,088,373        2,068,925
--------------------------------------------------------------------------------------------
Cost of Sales:
   Products                                   369,122            429,845          783,681
   Post sales and rentals                     166,355            161,767          335,444
   Other revenue                               43,529             45,508           87,394
--------------------------------------------------------------------------------------------
       Total                                  579,006            637,120        1,206,519
--------------------------------------------------------------------------------------------
       Gross profit                           407,916            451,253          862,406
Selling, General and Administrative
  Expenses                                    334,753            366,685          688,026
--------------------------------------------------------------------------------------------
       Operating income                        73,163             84,568          174,380
--------------------------------------------------------------------------------------------
Other (Income) Expenses:
   Interest and dividend income                 1,981              3,160            5,501
   Interest expense                            (3,238)            (2,721)          (7,350)
   Foreign currency exchange gain
     (loss), net                                 (782)              (493)          (1,199)
   Other, net                                   3,144                528            3,187
--------------------------------------------------------------------------------------------
       Total                                    1,105                474              139
--------------------------------------------------------------------------------------------
Income from Continuing Operations
  before Income Taxes, Minority
  Interests and Equity in
  Earnings of Affiliates                       74,268             85,042          174,519
Provision for Income Taxes:
   Current                                     28,635             27,913           66,523
   Deferred                                    (2,755)             1,965           (2,197)
--------------------------------------------------------------------------------------------
       Total                                   25,880             29,878           64,326
--------------------------------------------------------------------------------------------
Minority Interests                              2,881              2,959            5,508
Equity in Earnings of Affiliates                1,038                955            1,539
--------------------------------------------------------------------------------------------
Income from continuing operations              46,545             53,160          106,224
Income from discontinued
  operations, net of tax                        5,500                 --            5,500
--------------------------------------------------------------------------------------------
       Net Income                              52,045             53,160          111,724
--------------------------------------------------------------------------------------------

Per Share of Common Stock:                                                               Yen
--------------------------------------------------------------------------------------------
   Basic:
       Income from continuing operations        63.81              72.83           145.56
       Income from discontinued
         operations, net of tax                  7.54                 --             7.54
--------------------------------------------------------------------------------------------
       Net income                               71.35              72.83           153.10
--------------------------------------------------------------------------------------------
   Diluted:
       Income from continuing operations        63.81              70.90           144.41
       Income from discontinued
         operations, net of tax                  7.54                 --             7.48
--------------------------------------------------------------------------------------------
       Net income                               71.35              70.90           151.89
--------------------------------------------------------------------------------------------
   Cash dividends paid per share                12.00              15.00            25.00
--------------------------------------------------------------------------------------------

Per American Depositary Share, each representing 5 shares of common stock:
--------------------------------------------------------------------------------------------
   Basic:
       Income from continuing operations        319.05            364.15           727.80
       Income from discontinued
         operations, net of tax                  37.70                --            37.70
--------------------------------------------------------------------------------------------
       Net income                               356.75            364.15           765.50
--------------------------------------------------------------------------------------------
   Diluted:
       Income from continuing operations        319.05            354.50           722.05
       Income from discontinued
         operations, net of tax                  37.70                --            37.40
--------------------------------------------------------------------------------------------
       Net income                               356.75            354.50           759.45
--------------------------------------------------------------------------------------------
   Cash dividends paid per share                 60.00             75.00           125.00
--------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
For the Half Years Ended September 30, 2006, 2007 and Year Ended March 31, 2007

                                                                                                              Millions of Yen
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          Accumulated
                                                                     Additional              other                  Total
                                                             Common   paid-in   Retained comprehensive Treasury shareholders'
                                                             stock    capital   earnings income (loss)  stock    investment
-----------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2006                                    135,364  186,450   665,394      4,099     (31,062)     960,245
-----------------------------------------------------------------------------------------------------------------------------
Cumulative effect of adjustment from applying SAB 108                            (6,464)                             (6,464)
-----------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 2006, as adjusted                        135,364  186,450   658,930      4,099     (31,062)     953,781
-----------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                                   1                                             1
Dividends declared and approved                                                  (8,764)                             (8,764)
Comprehensive income (loss)
   Net income                                                                    52,045                              52,045
   Net unrealized holding gains (losses) on
     available-for-sale securities                                                          (2,485)                  (2,485)
   Minimum pension liability adjustments                                                       830                      830
   Net unrealized gains (losses) on derivative instruments                                    (123)                    (123)
   Cumulative translation adjustments                                                        7,010                    7,010
-----------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)                                                                                 57,277
-----------------------------------------------------------------------------------------------------------------------------
Net changes in treasury stock                                                                             (347)        (347)
-----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2006                                135,364  186,451   702,211      9,331     (31,409)   1,001,948
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2007                                    135,364  186,454   752,398     26,998     (30,301)   1,070,913
-----------------------------------------------------------------------------------------------------------------------------
Cumulative effect of adjustment from applying EITF 06-2                            (995)                               (995)
-----------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 2007, as adjusted                        135,364  186,454   751,403     26,998     (30,301)   1,069,918
-----------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                                   3                                             3
Dividends declared and approved                                                 (10,950)                            (10,950)
Comprehensive income (loss)
   Net income                                                                    53,160                              53,160
   Net unrealized holding gains (losses) on
     available-for-sale securities                                                              58                       58
   Pension liability adjustments                                                            (3,511)                  (3,511)
   Net unrealized gains (losses) on derivative instruments                                      17                       17
   Cumulative translation adjustments                                                        6,333                    6,333
-----------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)                                                                                 56,057
-----------------------------------------------------------------------------------------------------------------------------
Net changes in treasury stock                                                                             (457)        (457)
-----------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2007                                135,364  186,457   793,613     29,895     (30,758)   1,114,571
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                 Millions of Yen
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             Accumulated
                                                                        Additional              other                  Total
                                                                Common   paid-in   Retained comprehensive Treasury shareholders'
                                                                stock    capital   earnings income (loss)  stock    investment
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2006                                       135,364  186,450   665,394      4,099     (31,062)     960,245
--------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of adjustment from applying SAB 108                               (6,464)                             (6,464)
--------------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 2006, as adjusted                           135,364  186,450   658,930      4,099     (31,062)     953,781
--------------------------------------------------------------------------------------------------------------------------------
Gain (loss) on disposal of treasury stock                                      4                                             4
Dividends declared and approved                                                    (18,256)                            (18,256)
Comprehensive income (loss)
   Net income                                                                      111,724                             111,724
   Net unrealized holding gains (losses) on available-for-sale
     securities                                                                                    73                       73
   Minimum pension liability adjustments                                                          970                      970
   Net unrealized gains (losses) on derivative instruments                                       (185)                    (185)
   Cumulative translation adjustments                                                          24,774                   24,774
--------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)                                                                                   137,356
--------------------------------------------------------------------------------------------------------------------------------
Adjustment to initially apply SFAS 158                                                         (2,733)                  (2,733)
--------------------------------------------------------------------------------------------------------------------------------
Net changes in treasury stock                                                                                 761          761
--------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2007                                       135,364  186,454   752,398     26,998     (30,301)   1,070,913
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Half Years Ended September 30, 2006, 2007 and Year Ended March 31, 2007

                                                                                                             Millions of Yen
----------------------------------------------------------------------------------------------------------------------------
                                                                         Half year ended    Half year ended     Year ended
                                                                        September 30, 2006 September 30, 2007 March 31, 2007
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                 52,045              53,160          111,724
   Income from discontinued operations, net of tax                            (5,500)                 --           (5,500)
----------------------------------------------------------------------------------------------------------------------------
   Income from continuing operations                                          46,545              53,160          106,224
   Adjustments to reconcile net income to net cash provided
     by operating activities--
       Depreciation and amortization                                          42,851              46,662           89,632
       Equity in earnings of affiliates, net of dividends
         received                                                               (209)               (380)            (711)
       Deferred income taxes                                                  (2,755)              1,965           (2,197)
       Losses on disposals and sales of property, plant and
         equipment                                                               988                 936            3,722
       Pension and severance costs, less payment                                (701)             (3,352)            (773)
       Changes in assets and liabilities, net of effects
         from acquisition--
          (Increase) decrease in trade receivables                             7,057              (2,705)         (15,919)
          Increase in inventories                                            (12,693)             (1,895)          (1,494)
          Increase in finance receivables                                    (14,045)             (7,357)         (28,047)
          (Decrease) increase in trade payables                              (20,354)             (2,363)           2,199
          (Decrease) increase in accrued income taxes and
            accrued expenses and other                                         4,608             (11,396)          11,175
       Other, net                                                                332               5,561            3,486
----------------------------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities                       51,624              78,836          167,297
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                          265                  36              463
   Expenditures for property, plant and equipment                            (39,089)            (39,677)         (85,747)
   Payments for purchases of available-for-sale securities                   (49,036)            (48,486)         (97,158)
   Proceeds from sales of available-for-sale securities                       48,006              49,930           96,087
   (Increase) decrease in time deposits, net                                     (43)                242               64
   Proceeds from sales of discontinued operations                             12,000                  --           12,000
   Purchase of business, net of cash acquired                                     --             (89,863)         (23,200)
   Other, net                                                                (11,362)             (9,306)         (17,941)
----------------------------------------------------------------------------------------------------------------------------
              Net cash used in investing activities                          (39,259)           (137,124)        (115,432)
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                       42,885              44,521           60,157
   Repayment of long-term indebtedness                                       (20,861)            (46,972)         (49,115)
   Increase in short-term borrowings, net                                      6,633              17,194            8,362
   Proceeds from issuance of long-term debt securities                            --                  --           65,274
   Repayment of long-term debt securities                                    (18,000)            (10,000)         (55,000)
   Dividends paid                                                             (8,764)            (10,950)         (18,240)
   Payment for purchase of treasury stock                                       (355)               (469)            (799)
   Other, net                                                                   (437)               (580)          (1,357)
----------------------------------------------------------------------------------------------------------------------------
              Net cash provided by (used in) financing
                activities                                                     1,101              (7,256)           9,282
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS OF DISCONTINUED OPERATIONS (Revised - Note 1 (t))
   Net, operating cash flows:                                                    838                  --              838
   Net, investing cash flows:                                                    (13)                 --              (13)
   Net, financing cash flows:                                                     --                  --               --
   Effect of exchange rate on cash and cash equivalents
     from discontinued operations                                                 --                  --               --
----------------------------------------------------------------------------------------------------------------------------
              Net increase in cash and cash equivalents
                from discontinued operations                                     825                  --              825
----------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                   2,530                 (57)           6,710
----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          16,821             (65,601)          68,682
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               187,055             255,737          187,055
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                   203,876             190,136          255,737
----------------------------------------------------------------------------------------------------------------------------

                                                                                                             Millions of Yen
----------------------------------------------------------------------------------------------------------------------------
                                                                         Half year ended    Half year ended     Year ended
                                                                        September 30, 2006 September 30, 2007 March 31, 2007
----------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   CASH PAID DURING THE YEAR FOR-
       Interest                                                                3,620               4,113            8,222
       Income taxes                                                           38,105              46,178           66,603
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 87 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements"(Ministry of Finance Ordinance No.24, 1999), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A) PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Ricoh. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 percent ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to September 30.

(B) REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided,
(3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales is recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue No.00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables". Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and
(3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as Other revenue over the life of each respective lease using the interest method.

(C) FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each end of the period, and income and expenses are translated at the average rates of exchange prevailing during each period. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) in shareholders' investment.

All foreign currency transaction gains and losses are included in other income and expense in the period incurred.

(D) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 6, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards ("SFAS") No.133 "Accounting for Derivative Instruments and Hedging Activities", SFAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133" and SFAS No.149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship.

In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F) ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G) SECURITIES

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of September 30, 2006, 2007 and March 31, 2007, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: length of time and extent of decline, financial condition and near term prospects of issuer and intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost.

(H) INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I) PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 33% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007 are summarized below:

                           ----------------------------------------------------
                            Half year ended    Half year ended     Year ended
                           September 30, 2006 September 30, 2007 March 31, 2007
-------------------------------------------------------------------------------
Buildings                          4.4%               5.0%             9.8%
Machinery and equipment           20.0               23.1             40.8
-------------------------------------------------------------------------------

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J) CAPITALIZED SOFTWARE COSTS

In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," Ricoh capitalizes qualifying cost of computer software. Costs incurred during the application development stage as well as upgrades and enhancements that results in additional functionality are capitalized. The capitalized software is amortized on a straight line basis over their estimated useful lives.

(K) GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No.141, "Business Combinations" requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142, "Goodwill and Other Intangible Assets" eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Other intangible assets with definite useful lives, consisting primarily of software, patents, customer relationships and tradenames are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite.

(L) PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions" and SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Under SFAS 158, Ricoh recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension fund plans as of the end of fiscal year's consolidated balance sheets, with a corresponding adjustment in initially applying SFAS 158 to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M) INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FASB Interpretation ("FIN") No.48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109" clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

(N) RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O) SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P) IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or group of assets to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q) EARNINGS PER SHARE

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R) NON-CASH TRANSACTIONS

Non-cash transactions excluded from the consolidated statements of cash flows were not significant for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007.

(S) USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

The Company has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, realizability of deferred tax assets and pension accounting.

(T) DISCONTINUED OPERATIONS

As a result of a sale of a business, the operating results and cash flows classified as discontinued operations were separately reported for all period presented in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(U) ADOPTION OF SAB 108

The Securities and Exchange Commission of the U.S. issued Staff Accounting Bulletin ("SAB") No.108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" in September 2006. SAB 108 requires companies to quantify misstatements using both the balance sheet approach and the income statement approach ("dual" method), and to evaluate the importance of misstatements taking into account relevant quantitative and qualitative factors. Historically, Ricoh used the income statement ("rollover") approach to quantify misstatements. Upon adoption, SAB 108 permits Ricoh to adjust the cumulative effect of misstatements that were previously considered immaterial under the rollover method that are now considered material under the dual method. SAB108 is effective for fiscal years ending after November 15, 2006. Ricoh adopted SAB108 in the fourth quarter of fiscal year 2007.

The Company and some of its domestic consolidated subsidiaries previously set the residual value of tangible fixed assets at 5% of acquisition cost in principle using the standards provided in the Corporate Tax Law. However, based on an evaluation of residual values realized from disposition of property, plant and equipment, Ricoh concluded that the residual value of substantially all long lived assets is negligible at the end of useful life. This misstatement was considered immaterial to Ricoh's historical consolidated financial statements using the income statement approach.

Accordingly, Ricoh recorded an increase in the beginning balance of accumulated depreciation of Yen 11,464 million and an increase in the beginning balance of deferred tax assets (included in "Lease deposits and other") of Yen
4,675 million as of April 1, 2006 with a decrease in the beginning balance of retained earnings of Yen 6,464 million. The accompanying consolidated balance sheet as of September 30, 2006 and consolidated Statements of Shareholders' Investment for the half year ended September 30, 2006 reflect the adjustments of increases in the beginning balance of accumulated depreciation and deferred tax assets and a decrease in the beginning balance of retained earnings to conform with the presentation used for the year ended March 31, 2007. This adjustment had no effect on the consolidated statements of income and cash flows for the half year ended September 30, 2006.

(V) NEW ACCOUNTING STANDARD

In June 2006, the FASB ratified the EITF consensus on EITF Issue No.06-2, "Accounting for sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43." Accordingly, Ricoh recorded an increase in the beginning balance of accrued expenses of Yen 1,680 million and an increase in the beginning balance of deferred tax assets (included in "Lease deposits and other") of Yen 672 million as of April 1, 2007, with a decrease in the beginning balance of retained earnings of Yen 995 million.


2. ACQUISITION

On June 1, 2007, Ricoh and International Business Machines Corporation ("IBM") completed formation of a joint venture company (now known as INFOPRINT SOLUTIONS COMPANY) based on IBM's Printing Systems Division to provide output solutions for production printing area. Initially, Ricoh acquired 51% of the joint venture. Ricoh will progressively acquire the remaining 49% over the next three years as the joint venture becomes a fully owned subsidiary. Ricoh used the purchase method of accounting to account for the acquisition. Ricoh reflected certain preliminary estimates with respect to the value of the underlying net assets of INFOPRINT SOLUTIONS COMPANY in determining amounts of the goodwill. Therefore, the amount of intangible assets and goodwill could possibly be adjusted upon the completion of the purchase price allocation.

Final consideration for this transaction will be determined at the end of the three-year period based upon the participation in the profits and losses recorded by the equity partners. Therefore, the amount of goodwill could possibly be adjusted at the determination of final consideration. Assets, liabilities and operations of INFOPRINT SOLUTIONS COMPANY have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the June 1, 2007 condensed balance sheet of INFOPRINT SOLUTIONS COMPANY, as adjusted to give effect to the purchase method accounting adjustments:

                               Millions of Yen
----------------------------------------------
Receivables and other assets        18,360
Property and equipment               2,304
Identifiable intangible assets      50,085
Goodwill                            36,293
Liabilities                        (17,179)
----------------------------------------------
                                    89,863
----------------------------------------------

Identifiable intangible assets of INFOPRINT SOLUTIONS COMPANY primarily comprised trademark of Yen 16,852 million, which were estimated to have a remaining useful life of 5 years to 7 years. Goodwill arising from the acquisition of INFOPRINT SOLUTIONS COMPANY has all been allocated to the Office Solutions segment.


3. SECURITIES

Marketable securities and investment securities as of September 30, 2006, 2007 and March 31, 2007 consist of the following:

                                                                                       Millions of Yen
------------------------------------------------------------------------------------------------------
                                                  September 30, 2006 September 30, 2007 March 31, 2007
------------------------------------------------------------------------------------------------------
Marketable securities:
   Available-for-sale securities                           171                228              177
------------------------------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                        25,701             71,135           70,362
   Non-marketable equity securities                      6,406              3,034            4,474
------------------------------------------------------------------------------------------------------
                                                        32,107             74,169           74,836
------------------------------------------------------------------------------------------------------

The current and non-current security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2006, 2007 and March 31, 2007 are as follows:

                                                                                                             Millions of Yen
----------------------------------------------------------------------------------------------------------------------------
                         September 30, 2006                  September 30, 2007                    March 31, 2007
----------------------------------------------------------------------------------------------------------------------------
                          Gross      Gross                    Gross      Gross                    Gross      Gross
                        unrealized unrealized               unrealized unrealized               unrealized unrealized
                         holding    holding   Fair           holding    holding   Fair           holding    holding   Fair
                  Cost    gains      losses   value   Cost    gains      losses   value   Cost    gains      losses   value
----------------------------------------------------------------------------------------------------------------------------
Current:
   Corporate
     debt
     securities     170       --       --        170    227       --       --        227    176       --       --        176
   Other              1       --       --          1      1       --       --          1      1       --       --          1
----------------------------------------------------------------------------------------------------------------------------
                    171       --       --        171    228       --       --        228    177       --       --        177
----------------------------------------------------------------------------------------------------------------------------
Non-current:
   Equity
     securities   8,563   10,891       53     19,401 50,810   14,685      238     65,257 49,261   14,991      142     64,110
   Corporate
     debt
     securities   6,000        1       --      6,001  6,000       --      122      5,878  6,000       10       --      6,010
   Other            299       --       --        299     --       --       --         --    242       --       --        242
----------------------------------------------------------------------------------------------------------------------------
                 14,862   10,892       53     25,701 56,810   14,685      360     71,135 55,503   15,001      142     70,362
----------------------------------------------------------------------------------------------------------------------------

Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

The contractual maturities of debt securities classified as available-for-sale as of September 30, 2007, regardless of their balance sheet classification, are as follows:

                                       Millions of Yen
------------------------------------------------------
                                      Cost  Fair value
------------------------------------------------------
Due after one year through five years 6,000   5,878

Proceeds from the sales of available-for-sale securities were Yen
48,006 million, Yen 49,930 million and Yen 96,087 million for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007, respectively.

There were no significant realized gains on sales of available-for-sale securities for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007. There were no significant realized losses on sales of available-for-sale securities for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007.


4. PENSION BENEFIT COSTS

The Company and certain of its subsidiaries have various contributory and noncontributory employees' pension fund plans in trust covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments.

Contributions to above pension plans have been made to provide future pension payments in conformity with an actuarial calculation determined by the current basic rate of pay.

The net periodic benefit costs of the pension plans for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007 consisted of the following components:

                                                                                       Millions of Yen
------------------------------------------------------------------------------------------------------
                                                   Half year ended    Half year ended     Year ended
                                                  September 30, 2006 September 30, 2007 March 31, 2007
------------------------------------------------------------------------------------------------------
Service cost                                             7,558              7,558           15,687
Interest cost                                            5,459              5,846           11,121
Expected return on plan assets                          (4,321)            (4,763)          (9,186)
Net amortization                                          (528)              (354)          (1,420)
Settlement benefit                                          --                 --              (18)
------------------------------------------------------------------------------------------------------
Total net periodic pension cost                          8,168              8,287           16,184
------------------------------------------------------------------------------------------------------


5. PER SHARE DATA

Shareholders' equity per share was Yen 1,373.28, Yen 1,527.18 and Yen 1,467.03 as of September 30, 2006, 2007, and March 31, 2007, respectively. Dividends per share shown in the consolidated statements of income are computed based on dividends paid for the half years ended September 30, 2006, 2007 and the year ended March 31, 2007.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income before cumulative effect of accounting change, cumulative effect of accounting change, net of tax and net income is as follows:

                                                                                            Thousands of shares
---------------------------------------------------------------------------------------------------------------
                                                            Half year ended    Half year ended     Year ended
                                                           September 30, 2006 September 30, 2007 March 31, 2007
---------------------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock
  outstanding                                                   729,483            729,901          729,745
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds - Due December 2011           --             19,741            5,758
---------------------------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                      729,483            749,642          735,503
---------------------------------------------------------------------------------------------------------------

                                                                                                Millions of Yen
---------------------------------------------------------------------------------------------------------------
                                                            Half year ended    Half year ended     Year ended
                                                           September 30, 2006 September 30, 2007 March 31, 2007
---------------------------------------------------------------------------------------------------------------
Income from continuing operations                                46,545             53,160          106,224
Income from discontinued operations, net of tax                   5,500                 --            5,500
---------------------------------------------------------------------------------------------------------------
Net income                                                       52,045             53,160          111,724
---------------------------------------------------------------------------------------------------------------
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds - Due December 2011           --                (13)              (8)
---------------------------------------------------------------------------------------------------------------
Diluted net income                                               52,045             53,147          111,716
---------------------------------------------------------------------------------------------------------------

                                                                                                            Yen
---------------------------------------------------------------------------------------------------------------
                                                            Half year ended    Half year ended     Year ended
                                                           September 30, 2006 September 30, 2007 March 31, 2007
---------------------------------------------------------------------------------------------------------------
Earnings per share:
 Basic
   Income from continuing operations                              63.81              72.83           145.56
   Income from discontinued operations, net of tax                 7.54                 --             7.54
---------------------------------------------------------------------------------------------------------------
Net income                                                        71.35              72.83           153.10
---------------------------------------------------------------------------------------------------------------
 Diluted
   Income from continuing operations                              63.81              70.90           144.41
   Income from discontinued operations, net of tax                 7.54                 --             7.48
---------------------------------------------------------------------------------------------------------------
Net income                                                        71.35              70.90           151.89
---------------------------------------------------------------------------------------------------------------


6. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income
(loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 26 million of the balance of accumulated other comprehensive income as of September 30, 2007.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.


7. CREDIT LINES

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing, and hold the issuing programs of commercial paper and medium-term notes. The unused lines of credit amounted to Yen 732,443 million, Yen 693,791 million and Yen
676,047 million as of September 30, 2006, March 31, 2007 and September 30, 2007, respectively, of which Yen 408,461 million, Yen 367,709 million and Yen 326,893 million related to commercial paper and medium-term notes programs at prevailing interest rates.


8. COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 1,058 million as of September 30, 2007.

As of September 30, 2007 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

9. SECURED LOAN AND COLLATERAL

Certain subsidiaries of the company provide their land, buildings and lease receivables to banks, insurance companies and other financial institutions as collateral. Secured loan are amounted to Yen 712 million, Yen 597 million and Yen 490 million as of September 30, 2006, March 31, 2007 and September 30, 2007, respectively, which are collateralized by land, buildings and lease receivables with a book value of Yen 3,195 million, Yen 3,186 million and Yen 3,190 million as of September 30, 2006, March 31, 2007 and September 30, 2007, respectively.


10. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B) MARKETABLE SECURITIES AND INVESTMENT SECURITIES

The fair value of the marketable securities and investment securities are principally based on quoted market price.

(C) INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current rate for similar instruments of comparable maturity.

(D) LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(E) INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.

(F) FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options are estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of September 30, 2006, 2007 and March 31, 2007 is summarized as follows:

                                                                                               Millions of Yen
--------------------------------------------------------------------------------------------------------------
                                                 September 30, 2006   September 30, 2007     March 31, 2007
--------------------------------------------------------------------------------------------------------------
                                                Carrying  Estimated  Carrying  Estimated  Carrying  Estimated
                                                 Amount   Fair Value  Amount   Fair Value  Amount   Fair Value
--------------------------------------------------------------------------------------------------------------
Marketable securities and Investment securities   32,278     32,278    74,397     74,397    75,013     75,013
Installment loans                                 51,451     51,539    53,874     53,915    52,648     52,697
Long-term indebtedness                          (182,713)  (182,602) (245,379)  (238,416) (236,801)  (229,981)
Interest rate swap agreements, net                 1,023      1,023       602        602       751        751
Foreign currency contracts, net                     (616)      (616)    2,537      2,537       633        633
Foreign currency options, net                       (777)      (777)   (1,625)    (1,625)       (2)        (2)
--------------------------------------------------------------------------------------------------------------

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11. SEGMENT INFORMATION

The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which a measure of profit or loss is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 1.

Ricoh's operating segments are comprised of Office Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including optical discs and digital cameras.

(A) OPERATING SEGMENT INFORMATION

                                                                                   Millions of Yen
--------------------------------------------------------------------------------------------------
                                               Half year ended    Half year ended     Year ended
                                              September 30, 2006 September 30, 2007 March 31, 2007
--------------------------------------------------------------------------------------------------
Sales-
   Office Solutions                                838,090             924,627        1,774,467
   Industrial Products                              70,581              79,631          138,112
   Other                                            80,576              86,270          161,071
   Intersegment transaction                         (2,325)             (2,155)          (4,725)
--------------------------------------------------------------------------------------------------
   Consolidated                                    986,922           1,088,373        2,068,925
--------------------------------------------------------------------------------------------------
Operating Expenses-
   Office Solutions                                739,320             813,772        1,549,156
   Industrial Products                              69,687              76,937          135,164
   Other                                            78,678              85,105          158,868
   Intersegment transaction                         (2,370)             (2,156)          (4,727)
   Unallocated expense                              28,444              30,147           56,084
--------------------------------------------------------------------------------------------------
   Consolidated                                    913,759           1,003,805        1,894,545
--------------------------------------------------------------------------------------------------
Operating Income-
   Office Solutions                                 98,770             110,855          225,311
   Industrial Products                                 894               2,694            2,948
   Other                                             1,898               1,165            2,203
   Elimination                                          45                   1                2
   Unallocated expense                             (28,444)            (30,147)         (56,084)
--------------------------------------------------------------------------------------------------
   Consolidated                                     73,163              84,568          174,380
--------------------------------------------------------------------------------------------------
Other, net                                           1,105                 474              139
--------------------------------------------------------------------------------------------------
Income from Continuing Operations before
  Income Taxes, Minority Interests and
  Equity in Earnings of Affiliates                  74,268              85,042          174,519
--------------------------------------------------------------------------------------------------

                                                                                   Millions of Yen
--------------------------------------------------------------------------------------------------
                                               Half year ended    Half year ended     Year ended
                                              September 30, 2006 September 30, 2007 March 31, 2007
--------------------------------------------------------------------------------------------------
Total Assets-
   Office Solutions                              1,474,258           1,681,781        1,570,757
   Industrial Products                              86,565              97,262           93,346
   Other                                           114,145             113,320          112,255
   Elimination                                      (1,924)             (1,185)          (1,327)
   Corporate assets                                417,930             408,667          468,375
--------------------------------------------------------------------------------------------------
   Consolidated                                  2,090,974           2,299,845        2,243,406
--------------------------------------------------------------------------------------------------
Expenditures for segment
  assets-
   Office Solutions                                 34,429              34,925           72,465
   Industrial Products                               2,855               3,383            8,580
   Other                                             1,411                 868            2,630
   Corporate assets                                    483                 502            2,125
--------------------------------------------------------------------------------------------------
   Consolidated                                     39,178              39,678           85,800
--------------------------------------------------------------------------------------------------
Depreciation-
   Office Solutions                                 29,439              30,417           62,862
   Industrial Products                               2,715               3,264            6,099
   Other                                               980               1,193            2,072
   Corporate assets                                    604                 819            1,399
--------------------------------------------------------------------------------------------------
   Consolidated                                     33,738              35,693           72,432
--------------------------------------------------------------------------------------------------

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(B) GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007 are as follows:

                                                                                   Millions of Yen
--------------------------------------------------------------------------------------------------
                                               Half year ended    Half year ended     Year ended
                                              September 30, 2006 September 30, 2007 March 31, 2007
--------------------------------------------------------------------------------------------------
Sales-
   Japan                                           492,491             504,439        1,002,251
   The Americas                                    203,584             215,701          426,453
   Europe                                          226,504             289,116          507,158
   Other                                            64,343              79,117          133,063
--------------------------------------------------------------------------------------------------
   Consolidated                                    986,922           1,088,373        2,068,925
--------------------------------------------------------------------------------------------------
Property, Plant and
  Equipment -
   Japan                                           200,715             199,045          199,308
   The Americas                                     17,640              19,176           18,102
   Europe                                           26,749              23,365           28,345
   Other                                            13,687              20,117           18,913
--------------------------------------------------------------------------------------------------
   Consolidated                                    258,791             261,703          264,668
--------------------------------------------------------------------------------------------------



(C) ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007. In addition to the disclosure requirements under SFAS No.131, "Disclosure about Segments of an Enterprise and Related Information," Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                                                   Millions of Yen
--------------------------------------------------------------------------------------------------
                                               Half year ended    Half year ended     Year ended
                                              September 30, 2006 September 30, 2007 March 31, 2007
--------------------------------------------------------------------------------------------------
Sales-
   Japan
       External customers                          504,429             521,352        1,026,663
       Intersegment                                246,032             248,573          495,304
--------------------------------------------------------------------------------------------------
          Total                                    750,461             769,925        1,521,967
--------------------------------------------------------------------------------------------------
   The Americas
       External customers                          203,560             213,825          426,009
       Intersegment                                  1,731               2,100            3,253
--------------------------------------------------------------------------------------------------
          Total                                    205,291             215,925          429,262
--------------------------------------------------------------------------------------------------
   Europe
       External customers                          226,823             289,308          508,200
       Intersegment                                  1,740               1,731            3,595
--------------------------------------------------------------------------------------------------
          Total                                    228,563             291,039          511,795
--------------------------------------------------------------------------------------------------
   Other
       External customers                           52,110              63,888          108,053
       Intersegment                                 72,402              90,905          160,990
--------------------------------------------------------------------------------------------------
          Total                                    124,512             154,793          269,043
--------------------------------------------------------------------------------------------------
   Elimination of intersegment
     sales                                        (321,905)           (343,309)        (663,142)
--------------------------------------------------------------------------------------------------
   Consolidated                                    986,922           1,088,373        2,068,925
--------------------------------------------------------------------------------------------------
Operating Expenses-
   Japan                                           698,853             719,417        1,411,653
   The Americas                                    196,341             210,474          408,150
   Europe                                          218,977             275,209          478,380
   Other                                           115,687             142,549          251,486
--------------------------------------------------------------------------------------------------
   Elimination of intersegment
     sales                                        (316,099)           (343,844)        (655,124)
--------------------------------------------------------------------------------------------------
   Consolidated                                    913,759           1,003,805        1,894,545
--------------------------------------------------------------------------------------------------
Operating Income-
   Japan                                            51,608              50,508          110,314
   The Americas                                      8,950               5,451           21,112
   Europe                                            9,586              15,830           33,415
   Other                                             8,825              12,244           17,557
--------------------------------------------------------------------------------------------------
   Elimination of intersegment
     profit                                         (5,806)                535           (8,018)
--------------------------------------------------------------------------------------------------
   Consolidated                                     73,163              84,568          174,380
--------------------------------------------------------------------------------------------------
Other, net                                           1,105                 474              139
--------------------------------------------------------------------------------------------------
Income from Continuing Operations
  before Income Taxes, Minority
  Interests and Equity in
  Earnings of Affiliates                            74,268              85,042          174,519
--------------------------------------------------------------------------------------------------
Total Assets-
   Japan                                         1,246,639           1,294,958        1,282,085
   The Americas                                    249,432             355,155          256,049
   Europe                                          262,571             307,204          314,815
   Other                                            93,550             112,876          101,550
   Elimination                                    (179,148)           (179,015)        (179,468)
   Corporate assets                                417,930             408,667          468,375
--------------------------------------------------------------------------------------------------
   Consolidated                                  2,090,974           2,299,845        2,243,406
--------------------------------------------------------------------------------------------------

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007.


12. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the half years ended September 30, 2006, 2007 and for the year ended March 31, 2007:

                                                                                   Millions of Yen
--------------------------------------------------------------------------------------------------
                                               Half year ended    Half year ended     Year ended
                                              September 30, 2006 September 30, 2007 March 31, 2007
--------------------------------------------------------------------------------------------------
Research and development costs                      56,529              61,575          114,985
Advertising costs                                    8,240               7,964           14,456
Shipping and handling costs                          9,088              11,370           19,280
--------------------------------------------------------------------------------------------------